EXHIBIT 21
Southern Natural Gas Company
Ownership List as of December 31, 2007

Company Name	Jurisdiction of	% Held
	Incorporation
Southern Natural Gas Company	Delaware
SNG Finance Company, L.L.C.	Delaware	100.00
SNG Funding Company, L.L.C.	Delaware	100.00
Southern Gas Storage Company, L.L.C.	Delaware	100.00
Bear Creek Storage Company	Louisiana	50.00
Southern Natural Issuing Corporation	Delaware	100.00